UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Par Petroleum Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

69888T108
(CUSIP Number)

September 30, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

__________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	69888T108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Waterstone Capital Management, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

20,376,872

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

20,376,872

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,376,872

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.8%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No.	69888T108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Waterstone Market Neutral Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

14,150,545

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

14,150,545

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,150,545

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.7%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.	69888T108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Waterstone Capital Offshore Advisors, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

20,376,872

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

20,376,872

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,376,872

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.8%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No.	69888T108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Waterstone Asset Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

20,376,872

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

20,376,872

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,376,872

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.8%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.	69888T108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Shawn Bergerson

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

20,376,872

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

20,376,872

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,376,872

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.8%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No.	69888T108

Item 1.	(a).	Name of Issuer:

Par Petroleum Corporation

(b).	Address of issuer's principal executive offices:

800 Gessner Road, Suite 875
Houston, Texas 77024

Item 2.	(a).	Name of person filing:

Waterstone Capital Management, LP Waterstone Market Neutral Master Fund, Ltd. Waterstone Capital Offshore Advisors, LP Waterstone Asset Management, LLC Shawn Bergerson

(b).	Address or principal business office or, if none, residence:

Waterstone Capital Management, LP
2 Carlson Parkway, Suite 260
Plymouth, Minnesota  55447
United States of America

Waterstone Market Neutral Master Fund, Ltd.
c/o GlobeOp Financial Services (Cayman) Limited
45 Market Street, Suite 3205, 2nd Floor
Gardenia Court, Camana Bay
Grand Cayman KY1-9003

Waterstone Capital Offshore Advisors, LP
2 Carlson Parkway, Suite 260
Plymouth, Minnesota  55447
United States of America

Waterstone Asset Management, LLC
2 Carlson Parkway, Suite 260
Plymouth, Minnesota  55447
United States of America

Shawn Bergerson
c/o Waterstone Capital Offshore Advisors, LP
2 Carlson Parkway, Suite 260
Plymouth, Minnesota  55447
United States of America

(c).	Citizenship:

Waterstone Capital Management, LP – Delaware limited partnership

Waterstone Market Neutral Master Fund, Ltd. – Cayman Islands exempted company

Waterstone Capital Offshore Advisors, LP – Delaware limited partnership

Waterstone Asset Management, LLC – Delaware limited liability company

Shawn Bergerson – United States

(d).	Title of class of securities:

Common Stock, $0.01 par value

(e).	CUSIP No.:

69888T108

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Waterstone Capital Management, LP:   20,376,872

Waterstone Market Neutral Master Fund, Ltd.:  14,150,545

Waterstone Capital Offshore Advisors, LP:  20,376,872

Waterstone Asset Management, LLC:  20,376,872

Shawn Bergerson:  20,376,872

(b)	Percent of class:

Waterstone Capital Management, LP: 6.8% Waterstone Market Neutral Master Fund, Ltd.: 4.7% Waterstone Capital Offshore Advisors, LP: 6.8% Waterstone Asset Management, LLC: 6.8% Shawn Bergerson: 6.8%

(c)	Number of shares as to which the person has:
Waterstone Capital Management, LP

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	20,376,872	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	20,376,872	.

Waterstone Market Neutral Master Fund, Ltd.

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	14,150,545	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	14,150,545	.

Waterstone Capital Offshore Advisors, LP

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	20,376,872	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	20,376,872	.

Waterstone Asset Management, LLC

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	20,376,872	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	20,376,872	.

Shawn Bergerson

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	20,376,872	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	20,376,872	.

Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [X].

Instruction: Dissolution of a group requires a response to this item. Waterstone Market Neutral Master Fund, Ltd.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

N/A

Item 10.	Certification.
The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 10, 2013
(Date)

WATERSTONE CAPITAL MANAGEMENT, LP*

By: /s/ Kurt Peterson
Name: Kurt Peterson Title: Chief Financial Officer

WATERSTONE MARKET NEUTRAL MASTER FUND, LTD.*

By: WATERSTONE ASSET MANAGEMENT, LLC General Partner of its investment manager
By: /s/ Kurt Peterson
Name: Kurt Peterson Title: Chief Financial Officer

WATERSTONE CAPITAL OFFSHORE ADVISORS, LP*

By: WATERSTONE ASSET MANAGEMENT, LLC General Partner of its investment manager
By: /s/ Kurt Peterson
Name: Kurt Peterson Title: Chief Financial Officer

WATERSTONE ASSET MANAGEMENT, LLC*

By: /s/ Kurt Peterson
Name: Kurt Peterson Title: Chief Financial Officer

SHAWN BERGERSON*

By: /s/ Shawn Bergerson

*  The Reporting Persons disclaim beneficial ownership over the securities reported herein except to the extent of the reporting persons' pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

AGREEMENT

The undersigned agree that this Amendment No. 2 to Schedule 13G dated October 8, 2013 relating to the Common Stock, $0.01 par value, of Par Petroleum Corporation shall be filed on behalf of the undersigned.

October 10, 2013
(Date)

WATERSTONE CAPITAL MANAGEMENT, LP

By: /s/ Kurt Peterson
Name: Kurt Peterson Title: Chief Financial Officer

WATERSTONE MARKET NEUTRAL MASTER FUND, LTD.

By: WATERSTONE ASSET MANAGEMENT, LLC General Partner of its investment manager
By: /s/ Kurt Peterson
Name: Kurt Peterson Title: Chief Financial Officer

WATERSTONE CAPITAL OFFSHORE ADVISORS, LP

By: WATERSTONE ASSET MANAGEMENT, LLC General Partner of its investment manager
By: /s/ Kurt Peterson
Name: Kurt Peterson Title: Chief Financial Officer

WATERSTONE ASSET MANAGEMENT, LLC

By: /s/ Kurt Peterson
Name: Kurt Peterson Title: Chief Financial Officer

SHAWN BERGERSON

By: /s/ Shawn Bergerson

SK 21823 0002 1419483